Jule's Foods

Profit and Loss
January - December 2018

	TOTAL
Income	
Sales	3,843.60
Total Income	**$3,843.60**
Cost of Goods Sold	
Cost of Goods Sold	3,420.67
Shipping	105.10
Total Cost of Goods Sold	**$3,525.77**
GROSS PROFIT	**$317.83**
Expenses	
Advertising & Marketing	1,230.35
Bank Charges & Fees	48.63
Car & Truck	900.43
Depreciation Expense	4,228.92
Insurance	240.78
Legal & Professional Services	1,955.00
Meals & Entertainment	610.81
Office Supplies & Software	783.13
Rent & Lease	2,681.00
Shipping, Freight & Delivery	17.50
Supplies & Materials	2,336.91
Taxes & Licenses	105.75
Travel	630.79
Total Expenses	**$15,770.00**
NET OPERATING INCOME	**$ -15,452.17**
NET INCOME	**$ -15,452.17**